SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                             (Amendment No.______)*

                            Photo Control Corporation
                                (Name of Issuer)

                          Common Stock, $0.08 Par Value
                         (Title of Class of Securities)

                                   719219 10 7
                                 (CUSIP Number)

                                   May 7, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropirate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)

            [x] Rule 13d-1(c)

            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP No. 719219 10 7                  13G                     Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Patrick J. Bruggeman
     Social Security No.: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER                  5.    SOLE VOTING POWER            99,250
OF SHARES
BENEFICIALLY            6.    SHARED VOTING POWER          -0-
OWNED BY EACH
REPORTING               7.    SOLE DISPOSITIVE POWER       99,250
PERSON WITH
                        8.    SHARED DISPOSITIVE POWER     -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     99,250

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%

12.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer

           Photo Control Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           4800 Quebec Avenue North
           Minneapolis, MN 55428

Item 2(a)  Name of Person Filing:

           See Cover Page Item 1

Item 2(b)  Address of Principal Business Office or, if none, residence:

           131 W. Columbia St.
           P.o. Box 11529
           Fort Wayne, IN 46859

Item 2(c)  Citizenship

           See Cover Page Item 4

Item 2(d)  Title of Class of Securities

           Common Stock, $0.08 Par Value

Item 2(e)  CUSIP No.

           See Cover Page

Item 3     Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

           Not Applicable

Item 4(a)  Amount Beneficially Owned:

           See Cover Page Item 9

Item 4(b)  Percent of Class:

           See Cover Page Item 11

Item 4(c)  Number of Shares as to Which Such Person has:

           (i)   sole power to vote or direct the vote

                 See Cover Page Item 5

           (ii)  shared power to vote or to direct the vote

                 See Cover Page Item 6

           (iii) sole power to dispose or to direct the disposition of

                 See Cover Page Item 7

           (iv)  shared power to dispose or to direct the disposition of

                 See Cover Page Item 8

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

                                Page 3 of 4 Pages

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 1, 1998



                                            /s/ Patrick J. Bruggeman
                                            ------------------------
                                            Patrick J. Bruggeman

                                Page 4 of 4 Pages